                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  INACOM CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45323G 10 9
                                   -----------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

---------------------                                          -----------------
CUSIP No. 45323G 10 9                 13G                      Page 2 of 7 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Warburg, Pincus Capital Company, L.P.  (IRS# 06-1183391)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

----------- --------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            10,424,762
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 10,424,762
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,424,762
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           22.8%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 45323G 10 9                 13G                      Page 3 of 7 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           E.M. Warburg, Pincus & Co., LLC           (IRS#  13-3536050)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

----------- --------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             10,424,762
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            10,424,762
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,424,762
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           22.8%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 45323G 10 9                 13G                      Page 4 of 7 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Warburg, Pincus & Co.            (IRS #  13-6358475)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

----------- --------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             10,424,762
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            10,424,762
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,424,762
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           22.8%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).          Name of Issuer:
---------           --------------
                    InaCom Corp.

Item 1(b).          Address of Issuer's Principal Executive
----------          ---------------------------------------
                    Offices:
                    --------
                    10810 FARNAM, SUITE 200
                    OMAHA, NEBRASKA 68154

Item 2(a)           Name of Person Filing; Address of
---------           ---------------------------------
and 2(b).           Principal Business Office:
--------            -------------------------
                    This statement is filed by and on behalf of
                    (a) Warburg, Pincus Capital Company, L.P., a
                    Delaware limited partnership ("WPCC"); (b)
                    Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg
                    Pincus & Co., LLC, a New York limited
                    liability company ("EMW LLC"), which manages
                    WPV. WP is the sole general partner of WPCC.
                    Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW
                    LLC. The members of EMW LLC are
                    substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York,
                    New York 10017.

Item 2(c).          Citizenship:
---------           -----------
                    Not Applicable

Item 2(d).          Title of Class of Securities:
---------           ----------------------------
                    Common Stock, par value $0.10 per share
                    (the "Common Stock").

Item 2(e).          CUSIP Number:
---------           ------------
                    45323G 10 9

Item 3.             Not Applicable
------

Item 4.             Ownership of WPCC:
------              -----------------
                    (a) 10,424,762 shares of Common Stock, as of December 31, 1999.(1)


----------

(1) In February, 1999, the Issuer merged with Vanstar Corporation. According to the terms of the merger, each share of common stock of Vanstar Corporation was exchanged for .64 shares of Issuer Common Stock. Pursuant to the


                               Page 5 of 7 Pages

                    (b)  22.8%

                    (c) (i)   10,424,762
                        (ii)  -0-
                        (iii) 10,424,762
                        (iv)  -0-

                    Ownership of WP and EMW LLC:
                    ----------------------------
                    (a) 10,424,762 shares of Common Stock, as of December 31, 1999.

                    (b)  22.8%

                    (c) (i)   -0-
                        (ii)  10,424,762
                        (iii) -0-
                        (iv)  10,424,762

Item 5.             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------
                    Not Applicable

Item 6.             Ownership of More than Five Percent on Behalf
------              ---------------------------------------------
                    of Another Person:
                    -----------------
                    Not Applicable

Item 7.             Identification and Classification of the Subsidiary which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------
                    Not Applicable

Item 8.             Identification and Classification of Members
------              --------------------------------------------
                    of the Group:
                    ------------
                    Not Applicable

Item 9.             Notice of Dissolution of Group:
------              ------------------------------
                    Not Applicable

Item 10.            Certification:
-------             -------------
                    Not Applicable.


----------

     merger, WPCC exchanged its 16,288,691 shares of Vanstar Corporation common stock for 10,424,762 shares of the Issuer's Common Stock.


                               Page 6 of 7 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2000                WARBURG, PINCUS CAPITAL
                                        COMPANY, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Partner


Dated: February 14, 2000                E.M. WARBURG, PINCUS & CO. LLC

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Member


Dated: February 14, 2000                WARBURG, PINCUS & CO.

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Partner


                               Page 7 of 7 Pages

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                                    EXHIBITS
                                    --------

Exhibit I Joint Filing Agreement, dated February 14, 2000, among the signatories to this Schedule 13G.